

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2011

Via E-mail

Mr. Michael J. Ulrich
VOC Energy Trust
c/o The Bank of New York Mellon Trust
Company, N.A., Trustee
919 Congress Avenue, Suite 500
Austin, Texas 78701

Mr. Barry Hill
VOC Brazos Energy Partners, L.P.
1700 Waterfront Parkway
Building 500
Wichita, Kansas 67206

> **Re:** **VOC Energy Trust**
> **VOC Brazos Energy Partners, L.P.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 13, 2011**
> **File No. 333-171474**

Dear Messrs. Ulrich and Hill:

We have reviewed your amendment and your letter dated April 13, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

General

1. We remind you of prior comment 1 from our letter to you dated April 7, 2011. Once you provide updated disclosure and any omitted exhibits, we may have additional comments.

Prospectus Cover Page

2.  We note the new language you added, namely "Joint Book-Running Managers."  Please remove this text from the front cover page.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alexandra M. Ledbetter, Attorney-Advisor, at (202) 551-3317, or in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707, or me at (202) 551-3740 with any questions.

Sincerely,

/s/ A.N. Parker for

H. Roger Schwall
Assistant Director